Exhibit (a)(5)(v)

EFiled: Mar 08 2013 05:26PM EST Transaction ID 50003748 Case No. 8396-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

C. DAVID SCHACHER, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)	C.A. No.:
)
v.	)
)
JØRGEN M. CLAUSEN, NIELS	)
B. CHRISTIANSEN, ERIC ALSTROM,	)
KIM FAUSING, RICHARD J. FREELAND,	)
PER HAVE, WILLIAM E. HOOVER, JR.,	)
JOHANNES F. KIRCHHOFF,	)
ANDERS STAHLSCHMIDT, STEVEN	)
H. WOOD, DANFOSS ACQUISITION, INC.	)
and SAUER-DANFOSS INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.                                      Plaintiff brings this class action on behalf of the public stockholders of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) against the members of Sauer-Danfoss’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Danfoss A/S. (“Danfoss”), the Company’s controlling shareholder, by means of an unfair process and for an unfair price.

2.                                      Danfoss, which owns approximately 75.6% of the Company’s common stock, is attempting an opportunistic buyout of the Company’s minority shareholders, and the Board has agreed. On March 1, 2013, the Company announced that it had signed a definitive agreement under which Danfoss, through its wholly owned subsidiary, Danfoss Acquisition, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Sauer-Danfoss for $58.50 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $700 million.

3.                                      As described in more detail below, given Sauer-Danfoss’s future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company.

4.                                      If completed, the Proposed Transaction will mark the end of Sauer-Danfoss as a public company and will divest the Company’s public shareholders of their ownership interest. Accordingly, the Individual Defendants have a duty to ensure that both the process leading up to the Proposed Transaction, as well as the agreed consideration, are entirely fair to the Company’s shareholders. Rather than fulfilling their duty to engage in a fair process, however, the Individual Defendants agreed to a deal that reflects a strong preference for the Individual Defendants.

5.                                      As such, by agreeing to the Proposed Transaction for inadequate consideration, the Board members have breached their fiduciary duties of loyalty and due care, and Sauer-Danfoss and Merger Sub have aided and abetted such breaches by Sauer-Danfoss’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6.                                      Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Sauer-Danfoss.

7.                                      Sauer-Danfoss is a corporation organized and existing under the laws of the State of Delaware and maintains its executive offices at 2800 East 13th Street, Ames, Iowa 50010.

8.                                      Defendant Eric Alstrom (“Alstrom”) has been a director of the Company, as well as President and Chief Executive Officer (“CEO”) of the Company since October 2012.

9.                                      Defendant Niels B. Christiansen (“Christiansen”) has been a director of the Company since July 2008 and presently serves as the Vice Chairman of the Board. Christiansen has also served as the CEO and President of Danfoss since October 2008.

10.                               Defendant Jørgen M. Clausen (“Clausen”) has been a director of the Company since May 2000, and Chairman of the Company since May 2004. Clausen served as the President and CEO of Danfoss for many years until October 2008. He now serves as the Chairman of Danfoss. Additionally, Clausen’s family holds controlling interest in Danfoss through the Bitten and Mads Clausen Foundation, the controlling shareholder of Danfoss.

11.                               Defendant Kim Fausing (“Fausing”) has been a director of the Company since July 2008. Fausing has been the Executive Vice President and Chief Operating Officer of Danfoss since January 2008.

12.                               Defendant Richard J. Freeland (“Freeland”) has been a director of the Company since September 2010.

13.                               Defendant Per Have (“Have”) has been a director of the Company since November 2009. Have has also been the Chief Financial Officer of Danfoss since

September 2009, and the CEO of the Bitten and Mads Clausen Foundation since 2007.

14.                               Defendant William E. Hoover, Jr. (“Hoover”) has been a director of the Company since July 2008. Hoover also serves as a director of Danfoss.

15.                               Defendant Johannes F. Kirchhoff (“Kirchhoff”) has been a director of the Company since April 1997.

16.                               Defendant Anders Stahlschmidt (“Stahlschmidt”) has been a director of the Company since September 2010. Stahlschmidt has also been General Counsel of Danfoss for more than five years.

17.                               Defendant Steven H. Wood (“Wood”) has been a director of the Company since January 2003.

18.                               Defendants referenced in ¶¶ 8 through 17 are collectively referred to as the Individual Defendants and/or the Board.

19.                               Defendant Merger Sub is a Delaware corporation, wholly owned by Danfoss that was created for the purposes of effectuating the Proposed Transaction.

20.                               Danfoss is a Danish corporation with its headquarters located at Nordborgvej 81, 6430 Nordborg, Denmark. Danfoss engages in the research, development, production, sale, and service of mechanical and electronic components and solutions worldwide.

CLASS ACTION ALLEGATIONS

21.                               Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Sauer-Danfoss common stock as (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

22.                               This action is properly maintainable as a class action.

23.                               The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through discovery, plaintiff believes that there are thousands of members in the Class. According to the Agreement and Plan of Merger dated March 1, 2013 (the “Merger Agreement”), as of February 25, 2013, 48.46 million shares of common stock were represented by the Company as outstanding.

24.                               Questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                     Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)                                  Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)                               Have Sauer-Danfoss and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)                              Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

25.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27.                               Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background and Danfoss’s Control

28.                               Sauer-Danfoss is a leading global manufacturer and supplier of hydraulic and electronic components, such as hydrostatic transmissions, mobile electronics, orbital motors, steering components and PVG spool valves. The Company has 19 engineering and manufacturing facilities in Europe, the Americas and Asia-Pacific regions.

29.                               Danfoss owns approximately 75.6% of the outstanding shares of the Company’s common stock. Control over a majority of the Company’s stock gives Danfoss tremendous influence over Sauer-Danfoss’s affairs. First, this interest gives

Danfoss complete control over the Board. The Company has stated in its most recent Definitive Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on April 27, 2012 (the “Proxy”) that “the Company considers itself to be a controlled company because approximately 75.7% of the voting power of the Company’s common stock is owned or controlled by Danfoss A/S.” The Proxy further provides that “Danfoss A/S now may act on its own to propose a slate of directors for nomination to the Board,” and that all of the candidates for election to the Company’s Board in 2012 were “proposed by Danfoss A/S.”

30.                               Unsurprisingly, the majority of the Board—6 out of its 10 members—have strong current ties to Danfoss: Clausen’s family is the controlling stockholder of Danfoss, while Clausen himself is the Chairman of Danfoss; Christiansen is the CEO and President of Danfoss; Fausing is the Executive Vice President and Chief Operating Officer of Danfoss; Have is the Chief Financial Officer of Danfoss as well as the President and CEO of the Clausen family foundation which is the controlling stockholder of Danfoss; Hoover is a director of Danfoss; and Stahlschmidt is the General Counsel of Danfoss.

31.                               The Company is also reliant upon and beholden to Danfoss in various ways, including with regard to the Company’s access to capital. As stated in the Company’s latest Annual Report filed on Form 10-K (the “10-K”) with the SEC on February 21, 2013:

Historically, the Company was dependent on Danfoss A/S for the Company’s working capital and other funding needs. However, the Company has built up a significant cash balance and is now in a position to fund its dividend payments, working capital requirements and other funding needs through cash flow from operations and the available cash on hand. If the Company’s strong cash flow since 2010 were to slow significantly for an extended period of time, the Company might need to seek new financing from Danfoss A/S or other external sources.

32.                               Accordingly, Danfoss exercises actual control over the Company, and the entire Board.

The Company’s Promising Future

33.                               Sauer-Danfoss has struggled over the past year due to declining global markets. Sales in Asia and Europe were steadily hampered by these market conditions, with American markets also showing signs of decline in the middle of 2012.

34.                               Despite these eroding market conditions, Sauer-Danfoss has managed to largely meet analyst expectations and keep operations performing at a high level. As stated by former CEO Sven Ruder in the Company’s August 1, 2012 press release discussing Sauer-Danfoss’s second quarter financial results:

In light of the drop in sales, I am pleased with our operating performance. We were able to hold our gross margins level with last year which has kept our operating margins high. This is a credit to our employees throughout our organization who have responded quickly to trim costs as sales have tapered off. We continue with our investments in Asia-Pacific to meet the future market opportunities in this region.

35.                               Current CEO Alstrom echoed a similar sentiment when reporting the Company’s third quarter financial results on October 24, 2012, stating: “I am very impressed that the team has been able to maintain the high level of operating margin, even improving the gross margin slightly over last year. This demonstrates the organization’s ability to react quickly to market changes.”

36.                               The Company showed further signs of resurgence in its fourth fiscal quarter of 2012, posting increased sales in North America and the Asia-Pacific region, as well as an increase in operating income. Discussing these results, Alstrom once again reiterated the Company’s strong ability to react to changing demands and to control cost: “We have been able to increase our operating margin by two full percentage points in the face of declining markets and sales. This reflects strong cost control throughout our organization, as well as our ability to flex our production to changing demands.”

37.                               The Company’s stellar performance in a difficult market has not gone unnoticed. A July 2, 2012 seekingalpha.com article, zeroed in on the Company’s achievements, pointing out various elements of the Company’s operation which bode well to investors:

I then zeroed in on this company upon seeing that the company had a free cash flow yield of nearly 20% and a significant net cash position of over 100MM funded created by 300+MM of cash and short term equivalents. These numbers are no aberration: the company has been actively deleveraging from 2008, when it had almost $500MM of long term debt (now it has around $200MM). This is quite important in a cyclical industry where boom/bust cycles can exacerbate losses and put companies with poor capital structures out of business.

Additionally, SHS has consistently increased its free cash flow over the past 3 years. This has continued into this most recent quarter. This incredible cash flow has been used to reduce the company’s debt, but now that debt levels are quite low, the company has reinstated a cash dividend, which is currently yielding 4%.

From a valuation perspective, this company appears quite undervalued. It is currently trading at an EV/EBITDA ratio of a little more than 3X and a P/E ratio of 7.62 (ex cash 5.41). When one examines net income, it appears the company did not grow earnings much since 2010; however this occurred because SHS used a NOL of $50MM in 2010, and did not even pay taxes. Their operating income grew almost 50% yoy

* * * *

In markets where they have larger competitors such as Eaton or Bosch Rexforth, SHS still has quite strong products. And since Eaton is public, it can be easily seen that SHS has much higher returns on capital and investment. Further, this growth is sustainable market wide. People will need more construction of roads as America’s infrastructure is quite poor. Infrastructure world-wide deteriorates. Agriculture will always be necessary. SHS was still able to grow construction and road building 18% in America despite huge drops in federal spending.

SHS is also well-positioned to grow globally as it generates 38% of revenue in Europe and 18% in Asia. One may worry about European sovereign debt instability may hinder sales in the region; however, SHS only does an appreciable amount of business in Italy out of all the unstable countries and does the remaining business in countries such as Germany.

38.                               Additionally, in a December 24, 2012 MSNBC.com article entitled “Why Sauer-Danfoss’s Earnings Are Outstanding,” one analyst examined the Sauer-Danfoss’s cash flows, and concluded that the Company’s ability to turn 15.6% of its revenue into free cash flow was a credible indicator of its impressive performance.

39.                               Furthermore, in a February 21, 2013 seekingalpha.com article entitled “Sauer-Danfoss Should Be Past The Worst,” one analyst stated: “As Sauer-Danfoss (SHS) was one of the first ag/construction equipment companies to see significant weakening, I think the company’s relative stability could be a sign of improving conditions, and I think there is still room for these shares to go higher.”

The Proposed Transaction is Unfair

40.                               In a press release dated March 1, 2013, the Company announced that it had entered into the Merger Agreement with Danfoss pursuant to which Danfoss, through Merger Sub, will commence a tender offer to all of the outstanding shares of Sauer-Danfoss for $58.50 per share in cash. The Proposed Transaction is valued at approximately $700 million.

41.                               In addition, the Company has declared one final dividend of $0.35 per share, which will be payable to Sauer-Danfoss shareholders on March 29, 2013.

42.                               The Proposed Transaction follows a lower offer to buy out the Company from Danfoss sent to the Board on November 28, 2012. On that date, Danfoss proposed consideration of only $49.00 per share.

43.                               The market reacted strongly and quickly, with Sauer-Danfoss shares immediately topping the $49.00 consideration, reaching as high as $55.95 on February 13, 2013.

44.                               Seeing this market reaction, Danfoss increased its offer price to the Proposed Transaction consideration of $58.50—offering less than a 5% premium to the February 13, 2013 closing price of the Company’s stock.

45.                               Additionally, one analyst in a February 21, 2013 seekingalpha.com article valued the Company’s stock at $62.00 per share based on conservative estimates:

With my growth expectations being what they are (around 8%) and assigning an above-average discount rate for its small size and cyclical vulnerabilities, I see fair value around $62 on these shares. That’s actually pretty significant undervaluation relative to the industrial sector these days, and that’s with estimates that could prove conservative. As a result, I think Sauer-Danfoss is a name that is still worth considering for purchase even near 52-week highs.

46.                               The Proposed Transaction consideration is inadequate and significantly undervalues the Company. Danfoss is seeking to acquire the Company at the most opportune time, at a time when the Company is positioned for tremendous growth.

47.                               As demonstrated by Danfoss’s actual control over the Company, the Board was in no position to resist or refuse to accede to the buyout. Although the Company’s March 1, 2013 press release states that the Proposed Transaction was purportedly negotiated and reviewed by a “Special Committee” made up of purportedly

“independent directors.” However, the nature of Danfoss’s control over the Company does not provide for any “independent” committee to exist in the context of the Proposed Transaction, because each and every member of the Board serves at the pleasure of Danfoss.

48.                               The Proposed Transaction is essentially a fait accompli whereby the Board, including the Special Committee, have acted to appease Danfoss, who, as the buyer, has no interest in a fair evaluation of the Company, or a proper sales process.

49.                               As stated in Danfoss’s November 28, 2012 letter to the Board announcing their intention to commence a tender offer to buy the shares of the Company that it does not already own, “Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss.” With Danfoss’s 75.6% of the Company’s stock tied to the Proposed Transaction, no room existed for another competitive bidder, and thus the Board could not possibly conduct any credible market check.

50.                               Additionally, Section 6.6 of the Merger Agreement substantially and improperly limits the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Sauer-Danfoss. Section 6.6 requires that the Board members give Danfoss written notice if they intend to change their recommendation in favor of the tender offer, and give Danfoss three business days to negotiate modifications to the Proposed Transaction.

51.                               Thus, the Company must promptly notify Danfoss should it receive an unsolicited competing acquisition proposal, and must further grant Danfoss three business days to negotiate and amend the terms of the Merger Agreement.

52.                               Danfoss is also the beneficiary of a “Top-Up” provision that ensures that Danfoss gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Danfoss receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Danfoss fails to acquire the 90% required, Section 1.9 of the Merger Agreement also contains a Top-Up provision that grants Danfoss an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. Thus, given Danfoss’s current ownership percentage, the tender offer itself is a sham, as the Company may simply sell enough shares to Danfoss to facilitate a short form cash-out merger.

53.                               Ultimately, these unreasonable deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

54.                               Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

55.                               Plaintiff repeats all previous allegations as if set forth in full herein.

56.                               The Individual Defendants have knowingly and recklessly violated their fiduciary duties of care and loyalty owed to the public shareholders of Sauer-Danfoss and have acted to put their personal interests ahead of the interests of Sauer-Danfoss shareholders.

57.                               Danfoss is a controlling shareholder of the Company and dominates the Board. Six of the eleven members of the Board are either employees or directors of Danfoss, and all eleven members sit on the Board at Danfoss’s pleasure. Thus, both the buyer and the Board stand on both sides of the Proposed Transaction. Accordingly, Delaware law imposes heightened fiduciary responsibilities on the Individual Defendants’ to ensure that the Proposed Transaction is entirely fair to the stockholders and requires enhanced scrutiny by the Court.

58.                               The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Sauer-Danfoss’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

59.                               The Individual Defendants have breached their fiduciary duties of loyalty and due care owed to the shareholders of Sauer-Danfoss because, among other reasons:

(a) they failed to take steps to ensure that the process and the price involved in the Proposed Transaction were entirely fair to its public shareholders and took steps to avoid competitive bidding;

(b)                                 they failed to properly value Sauer-Danfoss; and

(c)                                  they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

60.                               As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Sauer-Danfoss’s assets and will be prevented from benefiting from a value-maximizing transaction.

61.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

62.                               Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Sauer-Danfoss and Merger Sub)

63.                               Plaintiff repeats all previous allegations as if set forth in full herein.

64.                               As alleged in more detail above, defendants Sauer-Danfoss and Merger

Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

65.                               As a result, plaintiff and the Class members are being harmed.

66.                               Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                               declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;

(B)                               enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                               in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D)                               directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F)                                 granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 8, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Donald J. Enright

1101 30th Street, N.W., Suite 115

Washington, DC 20007

(202) 524-4290